12 February 2007 Date

By fax (+1 202 772 9207) and post

RECEIVED
2007 FEB 27 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea's result for the full year 2006 will be presented on Wednesday 21 February**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

07021328

Nordea Bank AB (publ)
Johan Ekwall
Johan Ekwall

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

Copenhagen, Helsinki, Oslo, Stockholm, 8 February 2007

Nordea's result for the full year 2006 will be presented on Wednesday 21 February

Press conference
Time: 11.00 CET
Place: Regeringsgatan 59, Stockholm

Lars G Nordström, President and Group CEO, will present the results and answer questions. The press conference is conducted in English and can be viewed live on www.nordea.com where you will also be able to find the presentation material.

Analyst presentation
Time: 14.30 CET.
Place: Smålandsgatan 24, Stockholm.

Lars G Nordström, President and Group CEO, Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO, and Johan Ekwall, Head of Investor Relations, will present the results for analysts. The presentation material will be available on www.nordea.com.

International telephone conference for analysts
Time: 16.30 CET.
To participate: dial +44 (0) 207 769 6432 latest ten minutes prior (16.20 CET). Access code is Nordea.

Lars G Nordström, President and Group CEO, Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO, and Johan Ekwall, Head of Investor Relations, will participate.

The telephone conference can be monitored live on www.nordea.com and an indexed on demand replay will be available on www.nordea.com. A replay will also be available through 28 February by dialling +44 (0) 207 769 6425, access code 842333#.

Analyst presentation in London on 22 February
Time: 11.45 GMT for a 12.00 GMT start.
Place: The Great Eastern Hotel, Great Eastern Room, Liverpool Street, London EC2

Lars G Nordström, President and Group CEO, Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO, and Johan Ekwall, Head of Investor Relations, will be present. The presentation, including Q&As, is expected to last one hour and will be followed by a buffet luncheon.

To attend: please contact Julia Clark by fax +44 (0) 20 7888 6151, telephone +44 (0) 20 7888 4563 or e-mail julia.clark@credit-suisse.com

For further information:
Boo Ehlin, Chief Communication Officer Sweden, +46 8 614 8464
Johan Ekwall, Head of Investor Relations, +46 8 614 7852

Nordea is the leading financial services group in the Nordic and Baltic Sea region. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has almost 10 million customers, more than 1,100 branch offices and a leading netbanking position with 4.6 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.

END